Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Fourth Quarter and Full Year 2007 Results
• Full year net income at record high of $93.7 million
• Fourth quarter revenue increased 15.1% sequentially to $476.7 million
United States — 1/30/2008, Singapore — 1/31/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the fourth quarter and full year 2007.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We delivered a strong fourth quarter with record quarterly net income of $41.3 million bringing the 2007 full year net income to a record high of $93.7 million. Our revenue for the fourth quarter 2007 grew 15.1% sequentially to $476.7 million with strong demand across the computing, communications and consumer end markets, and revenue contribution from our recently acquired factory in Pathumthani, Thailand. Overall, we made good progress in 2007 growing our 3D solutions offering, such as stacked flip chip package for mobile platforms and Fan-in Package on Package, to meet our customers’ continuing demand for increased functional integration, improved yield and lower cost solutions. We are also expanding our flip chip offering to provide our customers with full turnkey solution in China. We invested more in technology, including the establishment of a new research and development facility focused on advanced wafer integration.”
Revenue for the fourth quarter of 2007 increased to $476.7 million, this represents 14.6% increase over the fourth quarter of 2006 and 15.1% sequential increase compared to the third quarter of 2007. Net income for the fourth quarter of 2007 improved 46.2% to $41.3 million or $0.19 per diluted ADS, compared to net income of $28.3 million or $0.13 per diluted ADS in the fourth quarter of 2006.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “We significantly improved our capital efficiency in 2007. In the three months and twelve months ended December 30, 2007, we spent approximately $67.8 million and $268.8 million in capital expenditures, which were 14.2% and 16.3% of revenue, respectively, compared to 13.0% and 21.6% of revenue in the three and twelve months ended December 31, 2006, respectively. Our operating margin was 11.4% and 9.7% of revenue in the three and twelve months ended December 30, 2007, respectively, compared to 11.3% and 9.6% in the three and twelve months ended December 31, 2006, respectively. This included $10.9 million expenses incurred in connection with the tender offer by Singapore Technologies Semiconductors Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited, in 2007. We will continue to emphasize cost controls, improve efficiencies across our operations and maintain discipline in capital spending on strategic customer programs.”

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward-looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our fourth quarter of 2007 ended on December 30, 2007, while our fourth quarter of 2006 ended on December 31, 2006. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 30,	December 31,	December 30,
	2006	2007	2006	2007
Net revenues	$415,982	$476,676	$1,616,933	$1,651,560
Cost of revenues	(332,145)	(383,800)	(1,290,773)	(1,330,284)

Gross profit	83,837	92,876	326,160	321,276

Operating expenses:
Selling, general and administrative	29,134	29,955	139,466	112,593
Research and development	7,932	8,742	30,446	34,918
Tender offer expenses	—	—	—	10,922
Held for sale asset impairment	—	—	—	1,725
Restructuring charges	—	—	1,938	990

Total operating expenses	37,066	38,697	171,850	161,148

Operating income	46,771	54,179	154,310	160,128
Other income (expenses), net	(10,920)	(5,581)	(41,733)	(31,045)

Income before income taxes	35,851	48,598	112,577	129,083
Income tax expense	(5,493)	(5,336)	(25,759)	(29,581)

Income before minority interest	30,358	43,262	86,818	99,502
Minority interest	(2,083)	(1,916)	(10,010)	(5,818)

Net income	$28,275	$41,346	$76,808	$93,684

Net income per ordinary share:
Basic	$0.01	$0.02	$0.04	$0.05
Diluted	$0.01	$0.02	$0.04	$0.04

Net income per ADS:
Basic	$0.14	$0.20	$0.39	$0.46
Diluted	$0.13	$0.19	$0.37	$0.44

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,000,590	2,047,333	1,991,110	2,032,962
Diluted	2,169,571	2,209,813	2,161,545	2,188,687

ADS (in thousands) used in per ADS calculation:
Basic	200,059	204,733	199,111	203,296
Diluted	216,957	220,981	216,154	218,869

Key Ratios and Information:
Gross Margin	20.2%	19.5%	20.2%	19.5%
Operating Expenses as a % of Revenue	8.9%	8.1%	10.6%	9.8%
Operating Margin	11.3%	11.4%	9.6%	9.7%

Depreciation & Amortization, including
Amortization of Debt Issuance Costs	$64,538	$69,946	$268,689	$256,913
Capital Expenditures	$54,019	$67,778	$348,495	$268,754

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,435	$1,111	$5,965	$4,783
Selling, general and administrative	1,259	636	6,143	3,118
Research and development	332	192	1,580	968

	$3,026	$1,939	$13,688	$8,869

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	December 30,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$216,583	$242,691
Accounts receivable, net	243,779	271,360
Inventories	111,614	83,312
Other current assets	27,845	38,489

Total current assets	599,821	635,852

Marketable securities	15,358	15,296
Property, plant and equipment, net	1,192,830	1,276,490
Investment in equity investee	10,292	10,350
Goodwill and intangible assets	555,358	588,712
Other non-current assets *	84,621	70,254

Total assets	$2,458,280	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$201,999	$235,044
Other current liabilities	104,482	128,417
Short-term debts	65,373	240,781

Total current liabilities	371,854	604,242
Long-term debts	697,523	423,853
Other non-current liabilities	84,807	125,093

Total liabilities	1,154,184	1,153,188

Minority interest	57,946	59,797

Shareholders’ equity	1,246,150	1,383,969

Total liabilities and shareholders’ equity	$2,458,280	$2,596,954

*	Includes $1.6 million and $1.0 million of non-current restricted cash as of December 30, 2007 and December 31, 2006, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2006	Q3 2007	Q4 2007
Net Revenues by Product Line
Packaging — array	57.8%	56.4%	54.5%
Packaging — leaded	17.1%	18.5%	19.3%
Test and other services	25.1%	25.1%	26.2%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	57.0%	52.4%	54.6%
Personal Computers	17.5%	14.6%	16.2%
Consumer, Multi-applications and Others	25.5%	33.0%	29.2%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	74.3%	73.9%	75.8%
Europe	3.2%	3.3%	3.1%
Asia	22.5%	22.8%	21.1%

	100.0%	100.0%	100.0%

Number of Testers	985	891	1,051
Number of Wirebonders	3,812	3,933	4,519

Overall Equipment Utilization Rate	75%	78%	79%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com